SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934

		          Hallmark Financial Services Inc.
		       		 (Name of Issuer)

			           Common Stock
		 	  (Title of Class of Securities)

			   	    40624Q203
			          (CUSIP Number)

			  	    1/11/2012
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Overbrook Limited Partnership

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.

    Delaware

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    1,295,778

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    1,295,778

 (9) Aggregate amount beneficially owned by each reporting person.
    1,295,778

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    6.7%

 (12) Type of reporting person (see instructions).
     PN

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Corporation

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.

    Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    1,295,778

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    1,295,778

 (9) Aggregate amount beneficially owned by each reporting person.
    1,295,778

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    6.7%

 (12)Type of reporting person (see instructions).
    CO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons. Kovner, Bruce

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    1,295,778

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    1,295,778

 (9) Aggregate amount beneficially owned by each reporting person.
    1,295,778

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     6.7%

 (12) Type of reporting person (see instructions).
     IN

Item 1(a). Name of Issuer:
           Hallmark Financial Services Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   777 Main Street, Suite 1000
           Fort Worth, TX 76102

Item 2(a). Name of Person Filing:
(i)   Overbrook Limited Partnership.
(ii) Caxton Corporation is the General Partner of Overbrook Limited Partnership and, as such has voting and dispositive power with respect to the investments of Overbrook Limited Partnership.
(iii) Mr. Bruce S. Kovner. Mr. Kovner is the sole shareholder of Caxton Corporation, the General Partner of Overbrook Limited Partnership. As a result of the foregoing, Mr. Kovner may be deemed to beneficially own the securities of the Issuer owned by Overbrook Limited Partnership.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i) The address of Overbrook Limited Partnership is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(ii) The address of Caxton Corporation is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(iii) The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

Item 2(c). Citizenship:
(i)   Overbrook Limited Partnership is a Delaware Limited Partnership.
(ii)  Caxton Corporation is a Delaware Corporation.
(iii) Mr. Kovner is a United States citizen.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           40624Q203

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by Overbrook Limited Partnership is 1,295,778.
(ii) The amount of shares of Common Stock that may be considered to be beneficially owned by Caxton Corporation by reason of its voting and dispositive powers with respect to Overbrook Limited Partnership, as General Partner, is 1,295,778.
(iii) Mr. Kovner, by reason of being the sole shareholder of Caxton Corporation, the General Partner of Overbrook Limited Partnership, may also be deemed to beneficially own such shares.

(b) Percent of class:

(i) Overbrook Limited Partnership beneficially owns 6.7% of the Class of Common Stock.
(ii) Caxton Corporation may be deemed to beneficially own 6.7% of the Class of Common Stock.
(iii) Mr. Kovner may be deemed to beneficially own 6.7% of the Class of Common Stock.

(c) Number of shares as to which Overbrook Limited Partnership has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:   1,295,778
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  1,295,778

    Number of shares as to which Caxton Corporation has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:   1,295,778
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  1,295,778

    Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:   1,295,778
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  1,295,778

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					Overbrook Limited Partnership

					by: Caxton Corporation, it's
					General Partner
Date: 1/23/2012				/s/ Karen Cross
					Name: Karen Cross
					Title: Vice President & Controller


					Caxton Corporation

Date: 1/23/2012		 		/s/ Karen Cross
					Name: Karen Cross
					Title: Vice President & Controller

Date: 1/23/2012				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of Hallmark Financial Services Inc. acquired by Overbrook Limited Partnership were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

					Overbrook Limited Partnership

					by: Caxton Corporation, it's
					General Partner
Date: 1/23/2012				/s/ Karen Cross
					Name: Karen Cross
					Title: Vice President & Controller


			JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

					Overbrook Limited Partnership

					by: Caxton Corporation, it's
					General Partner
Date: 1/23/2012				/s/ Karen Cross
					Name: Karen Cross
					Title: Vice President & Controller


					Caxton Corporation

		 			/s/ Karen Cross
					Name: Karen Cross
					Title: Vice President & Controller

					/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact